Wachtell, Lipton, Rosen & Katz

March 5, 2014

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	National Interstate Corporation

Schedule 14D-9 filed by Alan R. Spachman

Filed February 19, 2014

SEC File No. 005-80324

Dear Mr. Duchovny:

We are in receipt of the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 27, 2014 (the “SEC Comment Letter”) regarding the above referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Mr. Alan R. Spachman. In connection with this letter, Mr. Spachman is filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”).

We have responded to each of the Staff’s comments below. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission March 5, 2014 Page 2 of 4

Schedule 14D-9

Item 3, page 2

1.	Staff’s Comment: We note you have referred security holders to other filings relating to this Item. Please tell us why you have not included the substantive disclosure in the document disseminated to security holders. Refer to general instruction D to Schedule 14D-9. In this respect, please tell us why you believe the current disclosure not to be incomplete.

Response: In response to the Staff’s comment, the disclosure on page 2 of the Statement has been revised in Amendment No. 1.

Reasons – Unfair Offer Price, pages 4-5

2.	Staff’s Comment: In regard to the first bullet point in this section, please expand disclosure regarding your belief that the offer price does not reflect the fair value of the shares. Specifically, please disclose how your experience and knowledge of the company’s operations, financial performance, and variations in the company’s share price support your recommendation against tendering shares in the offer.

Response: In response to the Staff’s comment, the disclosure on page 4 of the Statement has been revised in Amendment No. 1.

3.	Staff’s Comment: Please provide us supplementally with the presentation from Duff & Phelps made on February 17, 2014.

Response: In response to the Staff’s comment, Mr. Spachman advises the Staff, on a supplemental basis, that he has requested that the Company provide him with a copy of the Company’s engagement letter with Duff & Phelps, LLC (“Duff & Phelps”). Mr. Spachman made this request so that he could determine whether there are applicable contractual restrictions that would impair his ability to provide these materials on a supplemental basis. The Company has not provided Mr. Spachman with a copy of the engagement letter as requested. Mr. Spachman also advises the Staff that a description of the Duff & Phelps presentation is included in Amendment No. 1 to the Company’s Schedule 14D-9, filed by the Company on March 3, 2014.

4.	Staff’s Comment: We note your disclosure in the last bullet point of this section that the share price was negatively affected by the early release of preliminary fourth quarter and year-end 2013 earnings on January 30, 2014. Please expand disclosure to clarify why these preliminary earnings were released earlier than in prior years and disclose who was responsible for this decision.

Response: In response to the Staff’s comment, the disclosure on page 5 of the Statement has been revised in Amendment No. 1.

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission March 5, 2014 Page 3 of 4

Flawed Process Controlled by Parent and Purchaser, pages 5-6

5.	Staff’s Comment: We note your disclosure in the last bullet point of this section that you believe the Conflicted Directors of National Interstate shared with the purchaser the materials that had been provided to the board by the financial advisor. Please advise us supplementally as to the basis of this belief.

Response: In response to the Staff’s comment, Mr. Spachman advises the Staff, on a supplemental basis, that, as disclosed by Parent and Purchaser in Amendment No. 8 to Schedule TO filed by Parent and Purchaser on March 5, 2014 (the “March 5 TO Amendment”), drafts of the materials to be provided to the Board by the Company’s financial advisor, Duff & Phelps, were distributed to the members of the Board on February 15, 2014, in advance of the February 17, 2014 Board meeting. The March 5 TO Amendment further discloses that additional materials were made available to the members of the Board by Duff & Phelps on February 16, 2014. As a result of these distributions, Joseph Consolino, the Company’s Chairman of the Board but also the Chief Financial Officer of Parent, as well as other Conflicted Directors, had access to the materials that were provided to the Board by Duff & Phelps. In addition, the March 5 TO Amendment discloses that “[o]n February 17, 2014, representatives of [Parent] and Purchaser on the Board of Directors of National Interstate discussed the status of the offer amongst themselves and with other senior representatives of [Parent].” Mr. Spachman advises the Staff, on a supplemental basis, that based on the communication of the Duff & Phelps materials to the Board prior to the February 17, 2014 meeting, Parent’s and Purchaser’s admission that following receipt of these materials representatives of Parent and Purchaser on the Board discussed the Tender Offer with senior representatives of Parent and the course of action taken by Mr. Consolino and the other Conflicted Directors during the Board meeting on February 17, 2014, Mr. Spachman has formed the belief that these materials were used, prior to the Board meeting, by persons at Purchaser and Parent for the purposes of their Tender Offer. For example, following distribution of these materials to the Company’s directors, but prior to the Board meeting, Mr. Consolino (in his capacity as Chief Financial Officer of Parent) provided the Company’s Board with Parent’s valuation analyses. Mr. Spachman believes these analyses were produced for the express purpose of responding to Duff & Phelps’ materials, since Mr. Consolino would have had no reason to produce them at that time unless he knew that Duff & Phelps’ materials did not support the Original Offer Price. In addition, during this Board meeting, Mr. Consolino indicated to the independent directors of the Company, on behalf of Parent and Purchaser, that Purchaser would increase the Offer Price to $30 per Share, a price that was a mere 49 cents above the bottom end of the range of per-Share values reached by Duff & Phelps in their materials, which Mr. Spachman believes was a direct result of the use of Duff & Phelps’ materials by Parent and Purchaser in order to advance their Tender Offer (despite the fact that these materials were expressly for the confidential use of the Board). In fact, the March 5 TO Amendment specifically notes that one of the factors considered by Mr. Consolino in determining that Purchaser and Parent would raise the Offer Price was the Duff & Phelps opinion with respect to the Original Offer Price.

*    *    *    *

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission March 5, 2014 Page 4 of 4

In addition, Mr. Spachman has authorized us to acknowledge on his behalf that:

•	Mr. Spachman is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mr. Spachman may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at: (212) 403-1218 or DANeff@wlrk.com; David M. Silk at (212) 403-1256 or DMSilk@wlrk.com; or Robert A. Weible of Baker & Hostetler LLP at (216) 861-7553 or RWeible@bakerlaw.com.

Sincerely,

/s/ Daniel A. Neff

Daniel A. Neff
Wachtell, Lipton, Rosen & Katz

Cc:	Alan R. Spachman
Director, National Interstate Corporation

Robert A. Weible
Baker & Hostetler LLP